UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 37)*


                            CHRYSLER CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 171196108
               ---------------------------------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8140
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               July 30, 1998
               ---------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 171196108                          Page 2 of  Pages 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    KIRK KERKORIAN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           71,753,992

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         71,753,992

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    71,753,992

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.11%

14  TYPE OF REPORTING PERSON*

    IN



                             SCHEDULE 13D

CUSIP No. 171196108                          Page 3 of  Pages 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    TRACINDA CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEVADA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           71,753,992

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         71,753,992

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    71,753,992

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.11%

14  TYPE OF REPORTING PERSON*

    CO


     This Amendment No. 37 (the "Amendment") amends and supplements the Statement on Schedule 13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian ("Tracinda"), the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian and Tracinda (the "Filing Persons"). Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

1. Item 5 of the Schedule 13D is hereby amended to add the following information:

     (a) As a result of the sales described under Item 5(c), the Filing Persons are the beneficial owners of 71,753,992 (the "Owned Shares"), or approximately 11.11% of the 645,727,506 Shares outstanding based upon the most recent information provided to Tracinda by the Company.

     (b) The Filing Persons have sole power to vote and dispose of the Owned Shares.

     (c) The table below sets forth information with respect to all sales of Shares by the Filing Persons during the last 60 days (including transactions previously reported in Amendment No. 36 to the Schedule 13D). All of such sales were executed by Tracinda through broker's transactions on the New York Stock Exchange. Such sales were effected to avoid potential adverse tax effects in connection with the proposed business combination of the Company with Daimler-Benz AG under Section 367 of the Internal Revenue Code of 1986, as amended (pertaining to a shareholder owning more than 5% of the post-merger capital stock of a foreign acquiror).


Transaction Date    Number of Shares    Price Per Share    Aggregate Price
----------------    ----------------    ---------------    ---------------

July 30, 1998       2,500,000           $59.50             $148,750,000
July 29, 1998       1,500,000           $59.00             $88,500,000
July 27, 1998       4,000,000           $58.75             $235,000,000
July 15, 1998       5,000,000           $56.75             $283,750,000
July 15, 1998       4,000,000           $56.50             $226,000,000

2. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.



                                  SIGNATURE
                                  ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRACINDA CORPORATION


                                          By: /s/  Anthony L. Mandekic
                                             -------------------------
                                             Anthony L. Mandekic
                                             Secretary/Treasurer




Dated:  July 30, 1998